Exhibit 99.1

INVESTOR PRESENTATION
September 2021


Mobil
Fas mart
Synergy
Marlboro
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ARKO
A Family of Community Brands

Disclaimer

This investor presentation (this "Investor Presentation") and any oral statements made in connection with this Investor Presentation are for informational purposes only and do not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other securities of ARKO Corp., a Delaware corporation (including its consolidated subsidiaries, "ARKO," the "Company," "we," "us" or "our"). The information contained herein does not purport to be all inclusive. The data contained herein is derived from various internal and external sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Any data on past performance contained herein is not an indication as to future performance. Except as required by applicable law, ARKO assumes no obligation to update the information in this Investor Presentation. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The communication of this Investor Presentation is restricted by law, and it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representation or warranty (whether express or implied) has been made by ARKO with respect to the matters set forth in this Investor Presentation.

Forward Looking Statements

This Investor Presentation includes "forward looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of ARKO may differ from actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward looking statements. These forward looking statements include, without limitation, expectations with respect to the future prospects of ARKO. These forward looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of ARKO and are difficult to predict. Factors that may cause actual results to differ materially from those expressed in forward-looking statements include, but are not limited to: changes in economic conditions and consumer confidence in the U.S.; if we do not make acquisitions on economically acceptable terms, our future growth may be limited; if we are unable to successfully integrate acquired operations or otherwise realize the expected benefits from our acquisitions; our ability to successfully implement our organic growth strategy, a major part of which consists of remodeling our convenience stores; significant changes in the current consumption of and regulations related to tobacco and nicotine products; changes in the wholesale prices of motor fuel; significant changes in demand for fuel-based modes of transportation; our ability to maintain our competitive position; negative events or developments associated with branded motor fuel suppliers; our dependence on five principal suppliers for the majority of our gross fuel purchases and two principal suppliers for merchandise; if we are unable to successfully renegotiate or replace our fuel supply agreements; the retail sale, distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us or our customers to significant costs and liabilities; business disruption and related risks resulting from the outbreak of COVID-19 or variants of the virus; failure to comply with applicable laws and regulations; the failure to recruit or retain qualified personnel; unfavorable weather events; potential liability for fraudulent credit card transactions on our duel dispensers; significant disruptions of information technology systems or breaches of data security; our reliance on third-party transportation providers for the transportation of all of our motor fuel; risks which may not be fully covered by insurance; labor, raw materials and building supply shortages and price fluctuations in the construction industry could delay or increase the cost of our store remodel program and our maintenance capital expenditures; potential adverse tax consequences from our corporate structure which includes Israeli subsidiaries; and the other risks described under the caption entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2020 and under similar headings in our other filings with the SEC. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward looking statements, which speak only as of the date made. Except to the extent required by applicable law, ARKO does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward looking statements to reflect any change in ARKO's expectations or any change in events, conditions, or circumstances on which any such statement is based.

Industry and Market Data

Industry and market data used in this Investor Presentation have been obtained from third party industry publications and sources, including reports by market research firms. ARKO has not independently verified the information and data obtained from these sources and cannot assure you of the data's accuracy or completeness. This information and data is subject to change.

Use of Non-GAAP Financial Metrics

This Investor Presentation includes both financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP") as well as certain non-GAAP financial measures for ARKO, such as Adjusted EBITDA, Free Cash Flow and Adjusted EBITDA, net of incremental bonuses. ARKO's management uses these non-GAAP measures in the management of ARKO's business and believes that the presentation of non-GAAP measures provides information that is useful to investors as it indicates more clearly the ability of ARKO to meet capital expenditure and working capital requirements and provides an additional tool for investors to use in evaluating ongoing operating results and trends. Other companies may calculate non-GAAP measures included herein differently, and therefore such non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Investors should review ARKO's audited annual and unaudited interim financial statements, which are prepared in accordance with GAAP, and not consider any of ARKO's non-GAAP measures in isolation or as a substitute for our financial results reported in accordance with GAAP. See the Appendix of this Investor Presentation for reconciliations of non-GAAP measures to their most comparable GAAP financial measures.

Today’s Presenters

ARKO Management



ARIE KOTLER

Founder, Chairman & CEO

- Acquired GPM Investments, LLC in 2011, now a wholly owned subsidiary of ARKO, at which time it operated and supplied 320 sites
- Grew ARKO to over 3,000 current sites through a series of 19 acquisitions
- Spearheaded various real estate and fuel transactions totaling >$2 billion
- Deep experience and expertise in convenience store operations
- Seasoned executive experienced in international financial markets and publicly-traded companies/entities



DON BASSELL

CFO

- CFO of ARKO since April 2014 and previously from 2004-2010
- Former CFO of Mid-Atlantic Convenience Stores (Catterton-backed and sold to Sunoco in 2013)
- Served in a wide variety of financial, treasury and MIS roles with major oil companies, other distributors, and service providers
- Over 35 years of experience in petroleum, convenience stores, refining and fuel distribution
- Bachelor of Arts in Accounting from Duke University and licensed Certified Public Accountant

Index

COMPANY OVERVIEW


fas mart
CAR WASH
fas mart
fas mart

A High Growth, Scaled Consolidator in the U.S. Convenience Store Industry

ARKO
A Family of Community Brands

GPM INVESTMENTS, LLC

A LEADING U.S. CONVENIENCE STORE OPERATOR

6th
Largest U.S. Convenience Store Operator[1]

3,028
Total sites as of 6/30/21, including 1,381 retail stores and 1,647 dealer-operated / ARKO-supplied sites

~2.0 Billion
2020 As Adjusted Fuel Gallons Sold[2][3]

~$1.6 Billion
2020 As Adjusted In-Store Sales[2][3]

LARGE, RAPIDLY GROWING NETWORK



(location total)
~15% Retail Site CAGR (2015-2020)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2015: 777 (666 retail, 111 wholesale)
2016: 1,023 (889 retail, 134 wholesale)
2017: 1,103 (973 retail, 130 wholesale)
2018: 1,341 (1,215 retail, 126 wholesale)
2019: 1,400 (1,272 retail, 128 wholesale)
2020: 2,944 (1,330 retail, 1,614 wholesale)
Q2 2021: 3,028 (1,381 retail, 1,647 wholesale)
Retail Sites
Wholesale Sites

DIVERSE GEOGRAPHIC FOOTPRINT



3,028 sites across 33 states and Washington D.C.; retail network expanded ~6.7x over past nine years

ATTRACTIVE MERCHANDISE / FUEL MIX



2019 and 2020 AVG. Revenue MIX
63%
36%
1%
2019 and 2020 AVG. GROSS PROFIT MIX
41%
59%
Fuel
Merchandise
Other

(1) According to CSP's Top 202 Convenience Stores 2021; includes only company-operated locations based on 2021 store counts.
(2) Includes 'Q1 – 'Q3 2020 contribution of Empire in addition to ARKO's FY2020 results.
(3) This presentation is for illustrative purposes only and is not to be taken as a measure of financial performance as if the results for Empire were reflected for the full period.

Strong Historical Growth Positions ARKO for Continued Success

ARKO Foundation Formed Through 19 Acquisitions

TOP U.S. CONVENIENCE STORE OPERATORS(1)

RANK	COMPANY / CHAIN	U.S. STORE COUNT
1	7-Eleven / Speedway (2)	13,373
2	Couche-Tard	7,142
3	Casey's General Store	2,230
4	EG Group	1,704
5	Murphy USA / QuickChek (3)	1,660
6	ARKO A Family of Community Brands	1,381(4)
7	bp	1,026
8	Chevron / ExtraMile	975
9	Wawa	917
10	QT QuikTrip	850

Scaled Platform Positions Company for Multi-Pronged Growth

ARKO
A Family of Community Brands

1. ORGANIC MERCHANDISE AND FUEL INITIATIVES
2. SUBSTANTIAL REMODEL OPPORTUNITY
3. WHOLESALE EXPANSION
4. DISCIPLINED BOLT-ON ACQUISITIONS

(1) According to CSP's Top 202 Convenience Stores 2021; includes only company-operated / franchise locations based on January 1, 2021 store counts with the exception of ARKO.
(2) 7-Eleven is combined with Speedway following recent merger.
(3) Murphy USA is combined with Quickchek following recent acquisition.
(4) Reflects ARKO's store count as of 06/30/21; excludes 1,647 wholesale locations.

ARKO
A Family of Community Brands

Execution of Strategy Delivering Strong Financial Results

Merchandise Revenue

(millions)



$1,032
$1,282
$1,375
$1,494
$1,565
2017
2018
2019
2020
LTM June 2021

Fuel Gallons

(millions)



872
1,053
1,108
1,207
1,708
~2bn (1)
EMPIRE
(As Adjusted)
2017
2018
2019
2020
LTM June 2021

Adjusted EBITDA[2]

(millions)



$66
$82
$78
$183 (3)
$216
2017
2018
2019
2020
LTM June 2021

(1) This presentation is for illustrative purposes only and is not to be taken as a measure of financial performance as if the results for Empire were reflected for the full period.
(2) Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses are non-GAAP financial measures. See Appendix for reconciliation to the most comparable GAAP financial measure.
(3) Adjusted EBITDA, net of incremental bonuses.

KEY HIGHLIGHTS


Fas EATS
Fas mart
Fas DRINKS
Valero
AUTO WASH

Key Highlights

1. Attractive Convenience Store Industry Fundamentals
2. A Leader in the Large and Growing Convenience Store Sector
3. Differentiated Strategy Embracing Community C-Store Brands
4. Robust Wholesale Platform
5. Proven, Multi-Faceted Growth Strategy
6. Founder-Led Management Team

Large, Growing, Recession-Resistant C-Store Industry

ATTRACTIVE INDUSTRY DYNAMICS:

- Strong fundamentals
- Large, mature industry
- Consistent industry-wide sales and profitability growth; acquiring share from other retail channels
- Stable industry store count
- Highly fragmented
- Recession-resistant
- Historically minimal impact of COVID-19 (net beneficial to ARKO)
- Perpetual value of convenience
- Historically adaptable in the face of headwinds

STRONG C-STORE SALES GROWTH VS. U.S. CONSUMPTION INDEX DURING GREAT RECESSION AND COVID


Great Recession
COVID
6.0%
4.5%
3.0%
1.5%
-
(1.5%)
(3.0%)
3.2%
(1.9%)
4.9%
2.1%
1.5%
(2.6%)
2008
2009
2020
In-Store C-Store Sales Growth
U.S. PCE Growth

CONSISTENT IN-STORE SALES GROWTH OVER TIME


($ in billions)
Industry has grown at a 3.2% CAGR over the last 13 years
$275
$250
$225
$200
$175
$150
$169
$174
$182
$190
$195
$199
$204
$214
$226
$233
$237
$242
$252
$256
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
20

Source: EIA (Energy Information Administration), Department of Transportation, and Bureau of Economic Analysis.
Note: PCE = Personal Consumption Expenditures.

2 ARKO is a Leading C-Store Player Positioned as an Acquiror-of-Choice in the Highly Fragmented C-Store Sector

ARKO'S SUCCESSFUL HISTORY OF GROWTH

- 19 acquisitions completed since 2013
- Store count increased ~6.7x in nine years
- Highly fragmented market
  - Approximately 70% of industry comprised of <50 store chains [1]
- Robust current M&A activity in the sector
- Wholesale platform widens range of acquisition targets

U.S. CONVENIENCE STORE COMPOSITION BY CHAIN SIZE[1]

Fragmented industry of 152,720 convenience stores


500+ Stores
19% (29,839)
201 - 500 Stores
4% (5,393)
51 - 200 Stores
5% (7,569)
11 - 50 Stores
7% (10,082)
1- 10 Stores
65% (99,837)

ROBUST CONSOLIDATION OPPORTUNITY[2]

Top 10 convenience store operators control less than 20% of the store base in the U.S.


13,373
7,142
2,230
1,704
1,660(3)
1,381(4)
1,026
975
917
850
Long Tail of 121,000+ Total Convenience Stores
768
754
615
567
543
451
408
402
395
367
#11
#12
#13
#14
#15
#16
#17
#18
#19
#20

(1) National Association of Convenience Stores ("NACS") *2020 NACS State of the Industry Report*. As of January 2021 there are 150,274 stores.
(2) Data from CSP's Top 202 Convenience Stores January 1, 2021.
(3) Murphy USA is combined with Quickchek following recent acquisition.
(4) Reflects ARKO's store count as of 06/30/21; excludes 1,647 wholesale locations.

3 Entrenched, Local Brands Plus Benefits of Participation in Large Network

~50 Years Average Local Brand History

ROI-Focused Acquiror of Choice

- Differentiated Strategy Preserves Long-Established Community Brand Equity
- Centralized Procurement and Merchandising Leverage Network Scale
- Optimized Purchasing and High-Performing In-Store Product Offerings Drive ROI
- Common Loyalty Program Enables Network-Wide Promotions and Marketing Initiatives

4 Empire Petroleum: Highly Strategic Acquisition that Meaningfully Increases Company Scale

EMPIRE COMPANY OVERVIEW

1,537
(1,453 Wholesale / 84 Retail)
Total Stores Operated and/or Supplied[1]

23
Acquisitions Since 2011

Top 10
Super-Jobbers[2] In the U.S.

~1.0 Billion
Fuel Gallons Distributed in 2020

ARKO HISTORICAL TOTAL FUEL VOLUME


(gallons in millions)
ARKO
Empire
2,400
1,800
1,200
600
0
Empire[(3)(4)]
Acquired Volume
1,956
986
685
872
1,053
1,108
969
'16
'17
'18
'19
As Adjusted '20

BENEFITS TO COMBINATION

- **Closed:** 10/6/20
- **Purchase Price / Multiple:** $353 million[5] / 7.6x EBITDA (pre-synergies)
- Materially increased footprint (10 new states of operation & D.C.)
- Further diversified ARKO's cash flow and provided ARKO with a scaled wholesale platform
- ARKO expects to continue to achieve significant synergies from the transaction moving forward
- Enhanced ARKO's competitiveness as an acquiror
- 872M wholesale gallons in 2020, of which approximately 83% were sold on a rack plus basis and the remaining 17% sold on a consignment basis

ARKO
A Family of Community Brands

COMBINED

33 States & Washington, D.C.
2,944 Stores[1]
(1,330 Retail, 1,614 Wholesale)


ARKO
New Empire states

(1) Empire store count at closing (as of 10/6/20).
(2) Per management estimates; super-jobbers defined as fuel distributors with volumes greater than 1 billion gallons annually and significant scale with multiple major oil companies.
(3) Includes 'Q1 – 'Q3 2020 contribution of Empire in addition to ARKO's FY2020 results.
(4) This presentation is for illustrative purposes only and is not to be taken as a measure of financial performance as if the results for Empire were reflected for the full period.
(5) Excludes five year deferred payment of $20.0 million and potential post-closing contingent amounts of up to an additional $45 million.

4 Enhanced Stability Provided by Empire Petroleum Acquisition

Stable, Fee-Based Cash Flows From Long-Term Contracts

- Significant site and gallon growth following Empire transaction
  - Now one of the 10 largest fuel distributors in the U.S.
- Stable cash flows and consistent fuel margin business
- Unique dealer network with attractive upside economics on consignment business
- Receive ongoing rental income from consignment agents and lessee-dealers at sites under ARKO control
- Substantial portion of wholesale customers under long-term contracts
- De minimis direct commodity risk
- Limited ongoing working capital needs; and every acquisition has created positive working capital

Wholesale Site Count


GPM Empire has added 52 accounts since the acquisition; included in the year-over-year change is the loss of several legacy GPMI low volume dealer accounts
111
134
130
126
128
1,614
1,647
2015
2016
2017
2018
2019
2020
Current

Historically Stable Fuel Margins

(cents per gallon)


40.0¢
30.0¢
20.0¢
10.0¢
0.0¢
20.6¢
21.5¢
20.7¢
31.9¢
32.1¢
34.3¢
8.9¢
8.1¢
9.0¢
8.2¢
8.0¢
8.9¢
2017
2018
2019
2020
Q1 2021
Q2 2021
Retail
Wholesale (1)

(1) Q1 and Q2 2021 CPG weighted average of consignment and non-consignment locations.

4 Meaningful Opportunities to Continue Wholesale Growth


Wholesale Gallons
(millions)
Wholesale Gallons
CPG(1)
~1BN+ (2)
EMPIRE
68
65
65
8.9¢
8.1¢
9.0¢
8.2¢
2017
2018
2019
2020
Sites:
130
126
128
1,647

- Provides stable and diversified cash flows
- Combines fuel purchasing power
- Strategic flexibility to convert lower performing sites to consignment agent and dealer trade channels
- Vast network of consignment and wholesale partners provides M&A opportunity and inside route to future M&A

Growth Strategy

- Acquire Supply Contracts From Independent Operators
- Acquire Additional Wholesale and Retail Businesses
- Optimize Pricing
- Leverage Scale

(1) Excludes estimated fixed margins paid to GPMP for the cost of fuel.
(2) This presentation is for illustrative purposes only and is not to be taken as a measure of financial performance as if the results for Empire were reflected for the full period.

5 Multi-Faceted Growth Strategy

ONGOING MERCHANDISE AND FUEL INITIATIVES DRIVING GROWTH AND PROFITABILITY

- Numerous in-store sales growth and margin enhancement opportunities exist across expansive footprint
- Enhanced customer relationship-focused loyalty program and associated promotional events in conjunction launched in November 2020
- Further fuel optimization opportunities leverage robust technology solutions
- Investigating electric charging opportunities

SUBSTANTIAL REMODEL OPPORTUNITY

- Plan to optimize acquired assets; remodel prototypes underway with strong initial results
- Traffic counts and demographics analyzed to identify ~700 store candidates (~50% of current locations)
- 360 sites targeted to be remodeled over the next three to five years (1)
- Foodservice and high margin items will be a key feature of store reinvestment program
- Targeting ~$70 million of incremental EBITDA and pre-tax ROI of 20%+ over three to five years (1)

WHOLESALE EXPANSION

- Low overhead wholesale operations
- Enhances cash flow stability (long-term contracts) and diversification
- Widens range of acquisition targets; certain competing consolidators have difficulty acquiring wholesale operations
- Scale enhances leverage with suppliers and synergy potential

CONTINUE BOLT-ON ACQUISITION STRATEGY

- Highly fragmented U.S. convenience store industry
- Well-developed acquisition and integration capabilities
- Ability to acquire both small and large chains; ARKO reviews all opportunities
- Robust and actionable pipeline of opportunities
- In-house M&A team performs in-depth reviews of several target opportunities per annum

(1) Our targets are hypothetical and prepared based on a number of management assumptions. While we believe these assumptions are reasonable, there can be no assurance that our targets will be achieved. The assumptions are inherently uncertain and subject to a wide variety of risks. Inclusion of these targets is not a guarantee that such targets will be achieved and should not be considered a prediction of future returns.

ARKO
A Family of Community Brands

5 Roughly Half of Existing Company Operated Stores Are Candidates for High Return Store Remodel Program

Following significant acquisition growth, ARKO is re-investing in the in-store experience with numerous initiatives to drive sales and enhance returns

SIGNIFICANT STORE REMODEL PROGRAM (1)


pepsi


SUBWAY

PROGRAM OVERVIEW

- Identified candidates after analysis of traffic counts, local demographic information and remodel feasibility studies
- Plans to spend ~$360 million over next three to five years with an anticipated return on capital of at least 20%; targeting ~$70 million of EBITDA upside over three to five years (2)
- Program will emphasize brand development with regional brands featured alongside national ARKO brand for network consistency
- Emphasis on enhanced foodservice offering

(1) Will include select raze & rebuilds.
(2) Our targets are hypothetical and prepared based on a number of management assumptions. While we believe these assumptions are reasonable, there can be no assurance that our targets will be achieved. The assumptions are inherently uncertain and subject to a wide variety of risks. Inclusion of these targets is not a guarantee that such targets will be achieved and should not be considered a prediction of future returns.

ARKO
A Family of Community Brands

5 Remodeling Efforts in the Past Have Generated Significant Returns

RAZE & REBUILD – STORE 57 (Quinton, VA)

- **Investment:** $2,174
- **ROI:** 29%
- **Payback:** 3.5 years



($ in 000's)
EBITDA
$750
$500
$250
$0
$27
$651
+$623k
12 Mos. Prior-Close
12 Mos. Post-Close (1)

ARKO HAS EXPERIENCED SIGNIFICANT SUCCESS WITH PAST REMODEL EFFORTS GENERATING RETURNS IN THE ~30% TO 60% RANGE



BEFORE(2)



Mobil
AFTER(2)

"SOFT" REMODEL – STORE 27 (Richmond, VA)

- **Investment:** $200
- **ROI:** 28%
- **Payback:** 3.6 years



($ in 000's)
EBITDA
$400
$300
$200
$100
$279
$335
+$56k (20%)
12 Mos. Prior-Close
12 Mos. Post-Close

"HARD" REMODEL – STORE 33 (King William, VA)

- **Investment:** $359
- **ROI:** 60%
- **Payback:** 1.7 years



($ in 000's)
EBITDA
$750
$500
$250
$0
$464
$680
+$216k (47%)
12 Mos. Prior-Close
12 Mos. Post-Close

Note: ROI defined as EBITDA lift divided by total investment.
(1) Follows a three month re-opening period.
(2) Store #57 located in Quinton, Virginia.

5 Illustrative Remodeling Platform (Exterior)

BEFORE


Fas mart fuel


VALERO

AFTER


Mobil
Mobil
Fas mart
Fas mart


EATS
Fas mart
DRINKS
Valero

5 Illustrative Remodeling Platform (Interior)


REFRESH
HYDRATE
ANSWER THE GROWL


Fas BREWS
Fas SIPS




Fas DRINKS
79¢
POUR
SLURP
CHEW


ENERGIZE


Fas REWARDS

Remodel Platform to Drive Increased Foot Traffic and Inside Sales

ARKO
A Family of Community Brands

5 Dedicated M&A Team with Well-Developed Target Diligence, Transaction Execution, and Integration Capabilities

ARKO has consistently acquired quality assets at attractive multiples relative to publicly disclosed industry transactions. The Company has exercised demonstrable price discipline and creative approaches to transaction structuring which has historically resulted in attractive returns over time.

6.6x	**19**
Historical Gross Purchase Multiple[1]	Acquisitions Since 2013
18	**IN-HOUSE M&A TEAM**
Regional C-Store Banners	with Extensive Experience


596
573
777
1,023
1,103
1,341
1,400
2,944
3,028
Fas mart (2)
Fas mart (2)
SCOTCHMAN (2)
Fas mart (2)

Stores Acquired:	2013	2014	2015	2016	2017	2018	2019	2020	2021[4]
	301	0	211	264	106[3]	289	87	1,537	60

(1) Sample size based on 14 transactions completed (excludes 2019 - 2021 acquisitions for lack of visibility into post-transaction performance).
(2) Gas Mart, Road Ranger, Arey Oil, and Hurst Harvey stores rebranded post-closing under Company's existing brands.
(3) Includes Broyles Hospitality locations as of the acquisition date, a seven unit Dunkin' franchisee in Tennessee and Virginia.
(4) As of 06/30/21.

5 Strong Return on Capital: Sustained Price Discipline Augmented by Significant Synergies Opportunities

ARKO has maintained purchase price discipline over time and focused intently on capturing cost savings and synergies post-transaction. Thorough diligence on the front end has been key to avoid mis-pricing assets that erode the Company's ability to meet return hurdles. Looking forward, we believe that the scale of the platform will enable the Company to achieve greater levels of synergies.

AVERAGE ARKO PURCHASE MULTIPLES FROM 2013 TO 2018[1]



8.0x
6.0x
4.0x
2.0x
0.0x
6.6x
2.6x
Gross
Net[2]

~38%

Return on Capital[2]

ARKO'S DISCIPLINED APPROACH TO M&A

Identify strategic opportunities → **Execute the right deals at the right prices** → **Efficient integration** → **Aggressively extract synergies** → **Deleverage**

Note: Sample size based on 14 transactions (excludes 2019 and 2020 acquisitions for lack of visibility into post-transaction performance); "Net" multiple based on EBITDA generated one-year after closing of acquisitions and is illustrated as a weighted average across all transactions.

(1) Purchase price based on store-level EBITDA.

(2) Before incremental G&A expenses from acquisitions; capital reduced by value structured real estate financing.

ARKO
A Family of Community Brands

5 Capturing Synergies Has and Is Expected to Continue to Create Substantial Value

ARKO's scale and purchasing power are leveraged to significantly improve the performance of acquired operations

	HURST HARVEY	**VPS – SOUTHEAST DIVISION**	**AREY OIL**
Purchase Price:	$4.8 million	$45.9 million	$8.7 million
Geography:	VA	NC, SC, TN, & VA	NC & SC
Sites:	5	296	8

	Hurst Harvey – At Close	Hurst Harvey – 12 Mos. Post-Close	Hurst Harvey – Change	VPS – At Close	VPS – 12 Mos. Post-Close	VPS – Change	Arey Oil – At Close	Arey Oil – 12 Mos. Post-Close	Arey Oil – Change
Fuel Margin	17.7¢	28.4¢	+10.7¢	16.4¢	20.0¢	+3.6¢	17.5¢	21.4¢	+3.9¢
In-Store Margins(1)	21.9%	31.7%	+9.8%	32.1%	31.6%	(0.5%)(2)	29.0%	33.2%	4.2%
Store-Level EBITDA ($ in millions)	$0.8	$1.5	+90%	$16.1	$21.1	+31%	$1.5	$2.5	+69%

MULTIPLE REDUCTION AS SYNERGIES ARE REALIZED

	At Close	12 Mos. Post-Close	
Hurst Harvey	6.0x	3.2x	2.8x Reduction
VPS – Southeast Division	2.8x	2.2x	0.6x Reduction
Arey Oil	5.9x	3.5x	2.4x Reduction

(1) In-store margin does not include adjustments for inventory over/short, spoilage, or deferred loyalty sales.
(2) ARKO adopted an alternate cigarette pricing strategy post-transaction, voluntarily sacrificing profit margin for higher volumes to drive store traffic.

6 ARKO and GPM Teams with Talent and Track Record to Execute Growth Plan



ARIE KOTLER
Founder, Chairman & CEO

~20 YEARS EXPERIENCE

- Acquired GPM Investments, LLC in 2011; operated and supplied 320 sites at the time
- CEO and Chairman of ARKO Holdings Ltd., a public company traded on the Tel Aviv Stock Exchange from 2005 until creation of ARKO Corp.
- Spearheaded various real estate and fuel transactions totaling over $2 billion



EYAL NUCHAMOVITZ
Executive Vice President (GPM Investments, LLC)

~20 YEARS EXPERIENCE

- Joined GPM in January 2012 as Executive Vice President
- Served as the Executive Vice President and CFO of Tarragon Corporation
- Served as CEO of Arkos USA, a U.S. subsidiary of ARKO Holdings Ltd.



DON BASSELL
Chief Financial Officer

35+ YEARS EXPERIENCE

- Served as CFO since April 2014 and previously from 2004 through 2010
- Oversees accounting, finance, tax, treasury and financial reporting
- Served as the CFO of Mid-Atlantic Convenience Stores (Catterton-backed and sold to Sunoco)



CHRIS GIACOBONE
Chief Operating Officer (GPM Investments, LLC)

25+ YEARS EXPERIENCE

- Joined GPM with the acquisition of sites from DB Marts in 2004
- Oversees operations, fuel pricing, supply, transportation and facilities
- Served on the Board of Directors for the New England Convenience Store Association



MICHAEL BLOOM
Executive Vice President & CMO (GPM Investments, LLC)

~40 YEARS EXPERIENCE

- Joined GPM in 2019 from Fred's Inc., a publicly traded pharmacy and value general merchandise chain where he was CEO
- Oversees product assortment, merchandising, store brands, pricing, advertising, PR, in-store services, delis, store prototype development, loyalty and franchises
- Prior to working at Fred's Inc., served as President and COO of Family Dollar and EVP of Merchandising, Marketing and Supply Chain at CVS Health



MAURY BRICKS
General Counsel

~20 YEARS EXPERIENCE

- Joined in 2013 from Greenberg Traurig, an international law firm
- Oversees legal and compliance matters including M&A, financing, governance, contracting, litigation management, licensing and risk management
- Worked in finance for the pipeline and retail natural gas divisions of Shell Oil Company

Other Senior Management

20-40 YEARS EXPERIENCE

- Experienced individuals covering operations, finance, marketing, IT, merchandising, and M&A diligence and integration

ARKO
A Family of Community Brands

HISTORICAL FINANCIAL PERFORMANCE


HYDRATE

Consistent In-Store Merchandise Revenue Growth


Beer
Juice
Soda
Dairy


Fas mart
CATERING
Made Fresh Daily

GPM has continued to post strong merchandise revenue growth, even during the peak COVID period in 2020

2-Year Stack SSS (excluding Cigarettes)


12.0%
8.0%
4.0%
0.0%
1.4%
8.0%
9.2%
6.2%
8.7%
10.2%
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
1-Year SSS
(0.5%)
5.9%
6.9%
5.5%
9.2%
4.3%

Historical Financial Performance

Store Count


Retail
Wholesale
1,103
130
973
1,341
126
1,215
1,400
128
1,272
2,944
1,614
1,330
3,028
1,647
1,381
2017
2018
2019
2020
As of June 2021

Merchandise and Fuel Gallons Same Store Sales

Merchandise Revenue (incl. Cigarettes)


(2.3%)
1.3%
1.0%
3.5%
2.4%
2017
2018
2019
2020
Q2'21

Fuel Gallons


(1.1%)
(2.3%)
(1.8%)
(16.5%)
11.9%
2017
2018
2019
2020
Q2'21

Merchandise Revenue and Margin


$1,032
27.0%
$1,282
27.0%
$1,375
27.1%
$1,494
27.2%
$1,565
27.8%
2017
2018
2019
2020
LTM June 2021

Fuel Gallons Sold


Retail
Wholesale (1)
Retail CPG
872
20.6¢
1,053
21.5¢
1,108
20.7¢
1,207
31.9¢
1,707
31.7¢
2017
2018
2019
2020
LTM June 2021

(1) Wholesale includes GPMP external gallons of 5.7mm, 3.5mm, 3.4mm, 2.9mm and 2.8mm for 2017, 2018, 2019, 2020 and LTM June 2021, respectively.

Historical Financial Performance (*Cont'd*)

(millions)

Gross Profit (1)


Merchandise
Fuel
$492
$171
$279
$612
$217
$346
$643
$221
$373
$791
$321
$406
$887
$371
$436
2017
2018
2019
2020
LTM June 2021

(millions)

Adjusted EBITDA(2)


$66
$82
$78
$183 (3)
$216
2017
2018
2019
2020
LTM June 2021

(1) *Includes other revenue (net) of $42mm, $49mm, $50mm, $63mm and $80mm as of 2017, 2018, 2019, 2020 and LTM June 2021, respectively.*
(2) *Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses are non-GAAP financial measures. See Appendix for reconciliations to the most comparable GAAP financial measure.*
(3) *Adjusted EBITDA, net of incremental bonuses.*

ARKO
A Family of Community Brands

Historical Financial Performance (*Cont'd*)

Cumulative Free Cash Flow (1)

(millions)



$27
$30
$20
$139
$216
$159
2017
2018
2019
2020
Total
LTM June 2021

CapEx

(millions)



$39
$52
$58
$45
$57
2017
2018
2019
2020
LTM June 2021

(1) *Free cash flow defined as Adjusted EBITDA less capital expenditures. See Appendix for a reconciliation to the most comparable GAAP financial measure.*

Q2 2021 Performance

Q2 2021 Results

+10.2%	+11.9%	34.3	$85M
Merchandise SSS 2-Yr Stack (ex Cigarettes)	*Fuel Gallon SSS*	*Retail Cents Per Gallon*	*Free Cash Flow (1)*

Merchandise Margin


+140bps
27.3%
28.7%
Q2'20A
Q2'21A

Adj. EBITDA (2)


+10.5%
$68.5
$75.7
Q2'20A
Q2'21A

(1) Free cash flow defined as Adjusted EBITDA less capital expenditures; represents 6-month data. See Appendix for a reconciliation to the most comparable GAAP financial measure.
(2) See Appendix for a reconciliation to the most comparable GAAP financial measure.

ARKO Capital Structure

($ in millions)	As of 6/30/21	Maturity	Pricing
Cash and cash equivalents [(1)]	$261		
GPM Investments			
PNC Line of Credit ($140)	--	12/22/2022	L+125
Ares Term Loan	215	2/28/2027	L+450
M&T Loans	39	2024 - 2026	Varies
Insurance Premium Notes	5	--	--
GPM Petroleum LP			
Capital One Line of Credit ($500)	395	7/15/2024	L+225-325
PNC Term Loan	32	12/22/2022	L+50
Financing Leases	239	--	--
Total Debt	**$925**		
Total Debt (Excl. Financing Leases)	**$686**		

Financials [(2)]	
LTM 6/30/21 Adj. EBITDA	216

Note: Debt reported net of ~12mm deferred financing costs.

(1) Includes cash and cash equivalents and restricted cash investments. Excludes restricted cash of ~$15.5mm.

(2) Adj. EBITDA is a non-GAAP financial measure. See Appendix for a reconciliation to the most comparable GAAP financial measure.

ARKO
A Family of Community Brands

GPM INVESTMENTS, LLC

Fas mart
E-Z MART
YOUNG'S
Roadrunner Markets
LI'L cricket
BreadBox
village pantry
townstar
SCOTCHMAN
Jiffi STOP
fastmarket

APPENDIX



Beer Cave
BEER CAVE
BEER CAVE

Continued Enhancement of Product Offering and Customer Engagement

Numerous in-store sales growth and margin enhancement opportunities exist across the Company's expansive footprint; despite its size, ARKO is extremely nimble as evidenced by its ability to fully stock stores with essential items ahead of competitors at the onset of the pandemic

PRIVATE LABEL EXPANSION & ESSENTIAL ITEMS

- High margin snacks and packaged beverages and pandemic essential items



LOYALTY PROGRAM ENHANCEMENT

- Launch of revised customer relationship-focused program in November 2020


Fas CASHBACK

PLANOGRAMMING

- Data-driven placement of top-selling SKUs across all categories with regional customization

ELECTRIC CHARGING

- Exploring electric vehicle charging opportunities and EV infrastructure



PRODUCT MIX OPTIMIZATION

- Optimized space planning, movement analysis and forward-looking category mix in post-pandemic world



MOBILE ORDER / CURBSIDE PICKUP

- DoorDash – expansion of delivery in over 680 stores
- We also partner with UberEats, Grub Hub, and Postmates

PROMOTIONAL EVENTS

- Popular promotions in tandem with loyalty program expansion


Fas MILLION
ENROLL
BUY
WIN
A MILLION DOLLARS!
PLUS
SCRATCH

ENHANCED FOODSERVICE

- Expansion of grab 'n' go, frozen food and adding value menu


DELI

ARKO
A Family of Community Brands

Reconciliation of ARKO GAAP Net Income to Adjusted EBITDA, Adjusted EBITDA, Net of Incremental Bonuses and Free Cash Flow

($ in millions)	Full year ended			6 months ended June 30,		
	2018	2019	2020	2020	2021	LTM (6/30/21)
Net income (loss)	**$23.5**	**($47.2)**	**$30.1**	**$19.7**	**$10.9**	**$21.4**
Interest and other financing expenses, net	19.9	41.8	50.4	19.2	40.6	71.9
Income tax expense (benefit)	(7.9)	6.2	(1.5)	0.5	7.5	5.5
Depreciation and amortization	53.8	62.4	74.4	33.9	49.5	90.0
EBITDA	**$89.3**	**$63.2**	**$153.4**	**$73.2**	**$108.5**	**$188.7**
Non-cash rent expense (a)	4.7	7.6	7.1	3.5	3.3	6.9
Amortization of favorable and unfavorable leases (b)	(3.3)	--	--	--	--	--
Acquisition costs (c)	8.5	6.4	6.0	2.4	2.6	6.2
Gain on bargain purchase (d)	(24.0)	(0.4)	--	--	--	--
Loss (gain) on disposal of assets and impairment charges (e)	1.5	(1.2)	6.1	4.4	1.0	2.7
Share-based compensation expense (f)	0.5	0.5	1.9	0.3	2.5	4.2
Loss from equity investment (g)	0.5	0.5	1.3	0.4	(0.0)	0.9
Non-beneficial cost related to potential initial public offering of MLP (h)	2.0	0.1	--	--	--	--
Settlement of pension fund claim (i)	2.3	0.2	--	--	--	--
Merchandising optimization costs (j)	--	1.0	--	--	--	--
Fuel taxes paid in arrears (k)	--	--	0.8	1.1	--	(0.3)
Other (l)	--	0.3	(1.0)	0.3	0.1	(1.2)
Adj. EBITDA	**$81.8**	**$78.2**	**$175.6**	**$85.5**	**$118.0**	**$208.1**
Incremental bonuses (m)	--	--	7.8	--	--	7.8
Adj. EBITDA, net of incremental bonuses	**$81.8**	**$78.2**	**$183.4**	**$85.5**	**$118.0**	**$215.9**
Capital expenditures	(51.6)	(58.3)	(44.6)	(20.5)	(32.6)	(56.8)
Free Cash Flow (n)	**$30.2**	**$19.9**	**$138.8**	**$65.0**	**$85.4**	**$159.1**

a) Eliminates the non-cash portion of rent, which reflects the extent to which our GAAP rent expense recognized exceeds (or is less than) our cash rent payments. The GAAP rent expense adjustment can vary depending on the terms of our lease portfolio, which has been impacted by our recent acquisitions. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized is typically less than our cash rent payments.

b) Eliminates amortization of favorable and unfavorable lease assets and liabilities.

c) Eliminates costs incurred that are directly attributable to historical business acquisitions and salaries of employees whose primary job function is to execute our acquisition strategy and facilitate integration of acquired operations.

d) Eliminates the gain on bargain purchase recognized as a result of the Town Star acquisition in 2019 and E-Z Mart acquisition in 2018.

e) Eliminates the non-cash loss (gain) from the sale of property and equipment, the gain recognized upon the sale of related leased assets, including $6.0 million related to the sale of eight stores in 2019, amortization of deferred gains on sale-leaseback transactions in 2018, and impairment charges on property and equipment and right-of-use assets related to closed and non-performing stores.

f) Eliminates non-cash share-based compensation expense related to the equity incentive program in place to incentivize, retain, and motivate our employees, certain non-employees and members of our Board.

g) Eliminates our share of (income) loss attributable to our unconsolidated equity investment

h) Eliminates non-beneficial cost related to potential initial public offering of master limited partnership.

i) Eliminates the impact of mainly timing differences related to amounts paid in settlement of a pension fund claim filed against GPM.

j) Eliminates the one-time expense associated with our global merchandising optimization efforts in 2019.

k) Eliminates the payment of historical fuel tax liabilities owed for multiple prior periods.

l) Eliminates other unusual or non-recurring items that we do not consider to be meaningful in assessing operating performance.

m) Eliminates incremental bonuses based on 2020 performance.

n) Adjusted EBITDA, net of incremental bonuses less capital expenditures.